FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

To Our Stockholders:

We, the Directors of PeopleSoft, want you to know why we concluded that the hostile tender offer made by Oracle is not in the best interests of stockholders. We believe that PeopleSoft’s current strategy, including the acquisition of J.D. Edwards, represents the best way to maximize the value of your investment in PeopleSoft.

The merger of J.D. Edwards and PeopleSoft is a strong and financially compelling business combination. The complementary strengths of these two companies will enable PeopleSoft to address a broader segment of the enterprise software market and expand its product offering. PeopleSoft’s leadership in the large enterprise space complements J.D. Edwards’ strength in the mid-market, while PeopleSoft’s leadership in service industries is complemented by J.D. Edwards’ strength in asset-intensive industries. The combined company will provide over 11,000 customers with unparalleled innovation, the broadest product choice and the highest level of service in the industry. The combination will drive additional stockholder value through expanded operating margins and increased earnings per share.

In contrast, we believe the tender offer Oracle has made poses extraordinary risks and is destructive to stockholder value.

•	The combination of PeopleSoft and Oracle faces many months of delay for review by antitrust authorities and a significant likelihood that, in the end, the transaction would be blocked as anticompetitive.

•	Oracle’s statements regarding its plans for PeopleSoft’s products create serious uncertainty as to the level of support and enhancements that PeopleSoft customers could expect. Customers will not commit millions of dollars to enterprise software that is subject to such uncertainties. Employees will not remain with a company when its business vitality and their future are in doubt. If we had recommended that the offer be accepted, and the transaction was not completed, the damage to stockholder value could be enormous.

•	The offer by Oracle is conditional and can be withdrawn at any time, adding to the risk that the transaction would never be completed.

We believe that the offer Oracle made severely undervalues PeopleSoft based on its financial performance and future opportunities. Furthermore, the massive downside risk is a critical consideration in evaluating any Oracle transaction.

PeopleSoft has a better plan, one that provides superior value and greater certainty for stockholders. The Board appreciates your support and we remain committed to you, the stockholders of PeopleSoft.

The PeopleSoft Board of Directors

	David A. Duffield		A. George “Skip” Battle

Steven D. Goldby		Frank J. Fanzilli		Craig A. Conway

	Aneel Bhusri		Cyril J. Yansouni

The Board of Directors urges stockholders not to tender their shares to Oracle.

If you have any questions or need assistance, please contact our information agent, Georgeson Shareholder Communication, toll-free at (800) 248-2681.

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 for the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

These materials may contain forward-looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the proposed J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.